UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

 TENARIS S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

001-31518

(Commission File Number)

N/A

(IRS Employer Identification No.)

26, Boulevard Royal, 4th floor,

L-2449 Luxembourg

(Address of principal executive offices)

Marcos Basaldella

26, Boulevard Royal, 4th floor,

L-2449 Luxembourg

Tel. + (352) 26 47 89 78

Fax. + (352) 26 47 89 79

e-mail: investors@tenaris.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Please send copies of notices and communications from the Securities and Exchange Commission to:

Andreina Ostos Rosales

Tenaris S.A.
26, Boulevard Royal - 4th Floor
L-2449 Luxembourg, Luxembourg
(352) 26 47 89 78

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240 13p-1) for the reporting period from January 1 to December 31, 2025.

Introduction

Tenaris together with its subsidiaries (collectively, “Tenaris” or “we”) is a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and other industrial applications. Our customers include most of the world’s leading oil and gas companies, and we operate an integrated network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, the Middle East, Asia and Africa.

Although our operations are mainly focused on serving the oil and gas industry, we also supply pipes and tubular components for non-energy applications. We develop and supply products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bio-energy) power plants, hydrogen storage and transportation, and carbon capture and storage (“CCS”). Through an integrated global network of R&D, manufacturing and service facilities, and a team of around 26,000 people worldwide, we work with our customers to meet their needs in a timely manner, observing the highest levels of product performance and reliability. Our core values of safety, health, environment, quality and transparency guide our daily activity. They are clearly reflected in our Code of Conduct and our Quality, Health, Safety, and Environment (“QHSE”) Policy, and are embedded in all aspects of our business processes. This sustainability statement shows how these values translate into concrete actions and are reflected in our performance indicators.

Our business strategy is to consolidate our position as a leading global supplier of integrated product and service solutions to the energy and other industries and to adapt to the energy transition through reducing the carbon emissions in our operations and on developing and supplying products and services for low-carbon energy applications.

Tenaris’s principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as OCTG. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coating, threading and coupling. For more complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used. In addition to oil and gas applications, many of our products can also be used in low-carbon energy applications, such as geothermal, hydrogen and CCS.

The majority of Tenaris’s seamless steel pipe products are manufactured in integrated steel making operations using the electric arc furnace route, with the principal raw materials being steel scrap, direct reduced iron, hot briquetted iron, pig iron and ferroalloys. Tenaris’s welded steel pipe products are processed from purchased steel coils and plates.

Only a negligible portion of Tenaris’s products contain or may contain conflict minerals.

Item 1.01 Conflict Minerals Disclosure and Report

During 2025, Tenaris manufactured or contracted to manufacture certain products, the production or functionality of which may require conflict minerals, as defined in Item 1.01(d)(3) of Form SD, 17 CFR § 249b.400 (“Form SD”). Tenaris files this specialized disclosure form on Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”).

Conflict Minerals Disclosure

Tenaris has, in good faith, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether its products contain conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”). A description of Tenaris’s RCOI follows:

•	Tenaris implemented a Policy for Compliance with Conflict Minerals Reporting Requirements (the “Policy”), which has three main purposes:

•	ensuring that Tenaris can determine on a consistent and regular basis the origin of any conflict minerals contained in its products;

•	providing accurate and truthful information to our customers regarding the use of conflict minerals in our products; and

•	making informed decisions regarding the purchase of products from our direct suppliers containing conflict minerals originating in the Covered Countries.

•	The Policy includes a form (the “RCOI Form”), which is annually submitted to Tenaris’s direct suppliers whose products may contain conflict minerals, for purposes of determining whether conflict minerals necessary to the functionality or production of products manufactured by Tenaris (or contracted by Tenaris to be manufactured by third parties), if any, may have originated in a Covered Country. The RCOI Form:

•	provides overall background information on the Conflict Minerals Rule;

•	includes questions designed to determine whether the supplier provides conflict minerals to Tenaris;

•	includes questions on whether such conflict minerals, if any, originate from a Covered Country;

•	describes possible additional requirements or specific due diligence procedures; and

•	requires certain acknowledgments from the supplier.

•	In addition to the RCOI Form, the Policy includes conflict-minerals-free-sourcing clauses, which have been included in Tenaris’s General Terms and Conditions for the Purchase of Goods and Services. Tenaris makes reasonable efforts to have provisions included in its agreements with Potential Conflict Minerals Suppliers (as defined below). These contractual clauses include:

•	a representation and warranty from the supplier in favor of Tenaris to the effect that none of the products, parts or materials delivered to Tenaris contain or will contain conflict minerals originated from a Covered Country;

•	the supplier’s agreement to provide, upon Tenaris’s request, any document or information that evidences the accuracy of the representation and warranty referred to above; and

•	a commitment from the supplier to immediately inform Tenaris if the supplier learns or has reason to believe, at any time, that the representation and warranty referred to above ceases to be true and correct.

•	Tenaris’s products and direct suppliers are assessed from time to time to identify (i) products likely to contain conflict minerals, and (ii) suppliers that provide conflict minerals or other products (including raw materials) that may contain conflict minerals. Following such assessment, all identified direct suppliers of conflict minerals or products that may contain conflict minerals (each, a “Potential Conflict Minerals Supplier”) are contacted and requested to complete and certify the RCOI Form.

•	All responses to the RCOI Form are reviewed by Tenaris, and, if necessary, the Potential Conflict Minerals Suppliers are requested to provide additional information or clarifications. The Potential Conflict Minerals Suppliers are also requested to inform Tenaris immediately of any changes occurring after the date of their responses to the RCOI Form that might affect the completeness or accuracy of their responses. A contact person is assigned for follow-up purposes.

•	In accordance with the procedures described above, in 2025, Tenaris identified and surveyed 49 (forty-nine) Potential Conflict Minerals Suppliers. As of the date hereof, 100% of the surveyed Potential Conflict Minerals Suppliers submitted their responses to the RCOI Form. All of the respondents have confirmed that none of the products supplied to us (including raw materials) contain conflict minerals originated from a Covered Country.

Based on the information obtained through the procedures described above, as of the day hereof, Tenaris has no reason to believe that any products manufactured by Tenaris (or contracted by Tenaris to be manufactured by third parties) contain conflict minerals necessary to the functionality or production of such products that have originated from a Covered Country.

We note that our RCOI can provide only reasonable, not absolute, assurance regarding the source and chain of custody of any products that may contain conflict minerals. Under our RCOI processes, we request data from our direct suppliers and, in turn, direct suppliers request similar information within their supply chains to identify the original sources of any necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Another complicating factor is the unavailability of country of origin and chain of custody information from our direct suppliers on a continuous, real-time basis. The commodities supply chain, including the conflict minerals supply chain, is a multi-step process, operating almost on a daily basis, involving smelters, refiners, shippers, traders and distributors. Because we do not have direct contractual relationships with smelters and refiners, we must rely on our direct suppliers to gather and provide information about the origin of any conflict minerals (or products containing conflict minerals) supplied to us. We seek sourcing data on an annual basis from our direct suppliers, we request that the data cover the entire reporting year, and we seek to use contractual provisions requiring our direct suppliers to promptly report any changes to the sourcing data.

The information provided under this “Conflict Minerals Disclosure” section can be found on Tenaris’s website, accessible at: https://ir.tenaris.com/financial-and-sustainability-reports/reports.

Additional Policies and Procedures

•	We will continue to perform the activities describe above throughout the year ending December 31, 2026.

•	Should any Potential Conflict Minerals Supplier inform Tenaris that the products (including raw materials) supplied by it may contain conflict minerals originating from any Covered Country, Tenaris will undertake further and specific due diligence to determine whether the conflict minerals purchased by Tenaris have, or may have, directly or indirectly, financed or benefited armed groups in the Covered Countries.

•	In conducting such specialized due diligence, Tenaris will implement the general standards of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition). Tenaris may request any such supplier to provide the following information, as well as other documents, evidence and/or representations as the circumstances may require:

•	an accurate and detailed description of the supply chain and chain of custody of the conflict minerals supplied to Tenaris;

•	an accurate and thorough description of the procedures adopted by the supplier to verify that no sub-suppliers identified in the supplier’s supply chain provide any conflict minerals originating in a Covered Country;

•	a copy of the policies and procedures adopted by the supplier (and those adopted by the sub-suppliers in its supply chain) concerning traceability and compliance with the Conflict Minerals Rule;

•	supporting evidence of the procedures adopted and the due diligence conducted by the supplier (including, without limitation, affidavits, declarations and information obtained from the supplier’s supply chain and other suppliers’ internal reports); and

•	identification of the facilities, mines or locations where the conflict minerals supplied to Tenaris are processed or extracted.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TENARIS S.A.

By: /Mr/ Carlos Indalecio Gómez Álzaga Date: May 22nd, 2026

Name: Carlos Indalecio Gómez Álzaga

Title: Chief Financial Officer